UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.

Press Release dated April 25, 2022 titled “Arcos Dorados Announces Tender Results and Expiration Time of Cash Tender Offer for Any and All of its Outstanding 6.625% Notes Due 2023 (CUSIP NOS. 03965U AB6/ G0457F AD9) (the “2023 Notes Tender Offer”)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 25, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES TENDER RESULTS AND EXPIRATION TIME OF CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 6.625% NOTES DUE 2023

(CUSIP NOS. 03965U AB6/ G0457F AD9) (THE “2023 NOTES TENDER OFFER”)

Montevideo, Uruguay, April 25, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced the tender results in connection with its offer to purchase for cash any and all of its outstanding 6.625% Notes due 2023 (the “2023 Notes”). The 2023 Notes Tender Offer was made upon the terms and subject to the conditions (including the Financing Condition (as defined in the Offer to Purchase)) set forth in the offer to purchase dated April 18, 2022 (the “Offer to Purchase”) and the notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

As previously announced, the expiration time for the 2023 Notes Tender Offer was 5:00 p.m., New York City time, on April 22, 2022, (such date and time, the “2023 Notes Expiration Time”). As of the 2023 Notes Expiration Time, U.S.$59,239,000 in aggregate principal amount of the 2023 Notes outstanding had been validly tendered and not withdrawn pursuant to the 2023 Notes Tender Offer. Settlement of the 2023 Notes Tender Offer is expected to occur on or about April 27, 2022 (the “2023 Notes Settlement Date”).

The table below summarizes certain payment terms for the 2023 Notes:

Notes	CUSIP and ISIN Number(s)	Principal Amount Outstanding	Total Consideration(1)	Aggregate Principal Amount Validly Tendered(2)	Aggregate Principal Amount Outstanding Giving Effect to Settlement of the Tender Offer
6.625% Notes due 2023	CUSIP: 03965U AB/ G0457F AD9 ISIN: US03965U AB6/ USG0457F AD99	U.S.$201,763,000	U.S.$1,053.60	U.S.$59,239,000	U.S.$142,524,000

(1)	Per U.S.$1,000 principal amount of applicable Notes, validly tendered, plus Accrued Interest (as defined in the Offer to Purchase).

(2)	Subject to satisfaction of the terms and conditions described in the Offer Documents, including, without limitation, the USD Financing Condition. The aggregate principal amount validly tendered includes U.S.$100,000 2023 Notes tendered through Guaranteed Delivery procedures, as described in the Offer to Purchase.

Upon the terms and subject to the conditions of the 2023 Notes Tender Offer set forth in the Offer Documents, all 2023 Notes validly tendered and not validly withdrawn at or prior to the 2023 Notes Expiration Time, if accepted by Arcos Dorados for purchase, will be paid in full by Arcos Dorados on the 2023 Notes Settlement Date and all Holders who validly tendered and did not validly withdraw their 2023 Notes at any time at or prior to the 2023 Notes Expiration Time will receive the Total Consideration plus Accrued Interest at that time.

Payment by Arcos Dorados for 2023 Notes tendered and accepted for payment pursuant to a Notice of Guaranteed Delivery is expected to occur on the 2023 Notes Settlement Date.

The obligation of Arcos Dorados to purchase 2023 Notes in the Tender Offer is conditioned on the satisfaction or waiver of certain conditions, including, without limitation, the Financing Condition, described in the Offer Documents.

The information and tender agent for the 2023 Notes Tender Offer is Global Bondholder Services Corporation. To contact the information and tender agent, banks and brokers may call +1 (212) 430-3774, and others may call U.S. toll-free: +1 855-654-2014 or email contact@gbsc-usa.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier: 65 Broadway – Suite 404 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission: (for eligible institutions only) +1 (212) 430-3775 Attention: Corporate Actions Confirmation by Telephone +1 (212) 430-3774

Copies of each of the Offer Documents are available at the following web address: www.gbsc-usa.com/arcos

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the 2023 Notes Tender Offer.

The dealer managers for the 2023 Notes Tender Offer are:

Citigroup Global Markets Inc.	Itaú BBA USA Securities Inc.	J.P. Morgan Securities LLC	Santander Investment Securities Inc.

388 Greenwich Street, 4th Floor Trading New York, New York 10013 Attn: Liability Management Group Telephone (U.S. Toll Free): + 1 (800) 558 3745 Telephone (U.S.): + 1 (212) 723-6106	540 Madison Avenue, 24th Floor New York, New York 10022 Attn: Debt Capital Markets Telephone (U.S. Toll Free): +1 (888) 770-4828 Telephone (U.S.): +1 (212) 710-6749	383 Madison Avenue New York, New York 10179 Attn: Latin America Debt Capital Markets Telephone (U.S. Toll Free): +1 (866) 846-2874 Telephone (U.S.): +1 (212) 834-7279	45 East 53rd Street New York, NY 10022 Attn: Liability Management Group Telephone (U.S. Toll Free): +1 (855) 404-3636 Telephone (U.S.): +1 (212) 940-1442

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The 2023 Notes Tender Offer is made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer to Purchase and the Notice of Guaranteed Delivery. None of Arcos Dorados, the dealer managers or the information and tender agent makes any recommendation as to whether Holders should tender their Notes pursuant to the 2023 Notes Tender Offer.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

Follow us on:

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 12/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

3